VIA EDGAR

May 3, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Check-Cap Ltd.
Registration Statement on Form F-1
File No. 333-224139
Registration Statement on Form 8-A
File No. 001-36848
Acceleration Request

Ladies and Gentlemen:

Check-Cap Ltd. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 and Registration Statement on Form 8-A (Collectively Called the ("Registration Statements")) so that such Registration Statements will become effective as of 9:00 A.M. on Friday, May 4, 2018, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”), or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statements; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Federal securities laws as they relate to the offering of the securities covered by the Registration Statements.

Sincerely,

Check-Cap Ltd.

/s/ Alex Ovadia

Name: Alex Ovadia
Title: Chief Executive Officer